UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______X________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 26, 2005

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

                        NEWS RELEASE

                                                                                                                                                       Release 05-2005

                                      Trading Symbol:  WTC:TSX

For immediate release

                                            WTZ: AMEX

July 26, 2005

WESTERN SILVER CORPORATION FEASIBILITY STUDY UPDATE

Western Silver Corporation today announced that M3 Engineering & Technology will release a full feasibility study on its Peñasquito project in central Mexico early in the fourth quarter of 2005.

The Company had originally anticipated release of the independent study, which is intended to meet the requirements for bank financing, around mid-year. However, the final metallurgical testwork on the Peñasco deposit necessary to complete the study has not been received from testing laboratories. Preliminary indications are, however, that metallurgical recoveries are in line with expectations.

In addition, M3 Engineering recommends including Phase 13 and Phase 14 drilling at the Peñasco deposit in the study to support increasing the size of the project to 50,000 tonnes a day, up from 20,000 tonnes a day in last year’s pre-feasibility study.

Inclusion of this in-fill drilling will result in a further transfer of inferred resources into the measured and indicated categories, resulting in an increase in the mineable reserve and a lower stripping ratio.

“Because of the later deadline,” says M3 Engineering Chairman and Peñasquito Project Manager Conrad Huss, “we will be able to integrate a number of additional positive findings into the feasibility study.

“By including the Phase 13 and 14 drilling campaigns the resource model and mining plans for the Peñasco pit will very likely materially improve. Also, the metallurgical test results we are waiting for will allow us to confirm that our assumptions for engineering design are correct and to validate the already-completed mine model.

“Because of the considerably increased size of the project,” says Dr. Huss, “we would like to carry out pilot plant testing, and the additional time will enable us to do this.” Dr. Huss said discussions are being conducted with CFE (the Mexican power authority) based on higher tonnage. “This agency now indicates that we may be able to tap a supply line off the nearby 400kV cross-country power line, rather than sourcing power further away from the city of Saltillo.”

Says Western Silver Chairman and CEO Dale Corman: “During the past year we have seen an across-the-board rise in metals prices which has lead to an increase in development activity and a strain on laboratory resources as well as consulting company personnel. The extension from our original mid-year target will enable M3 to produce a feasibility study that includes the most recent data and will provide a more complete and accurate picture of the conditions necessary to construct a mine.”

For more information please contact:

Dale Corman, Chairman and CEO, 530-265-0653

Tom Patton, President and COO, 604-638-2504

Gerald Prosalendis, VP Corporate Development, 638-2495

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission